Mail Stop 4-6

March 1, 2005

James W. Dolan
Chief Financial and Operating Officer
MAI Systems Corporation
26110 Enterprise Way
Lake Forest, California 92630

Re:	MAI Systems Corporation
	Schedule 13E-3/A - File No. 5-38111, filed January 31, 2005
	Schedule 14C/A - File No. 1-09158, filed January 31, 2005
      Form 10-Q/A for the quarter ended September 30, 2004 - File
No.
1-09158

Dear Mr. Dolan:

      We have reviewed you`re amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment no. 3.  It appears that
the disclosure required pursuant to Instruction C of Schedule 13E-
3
with respect to Canyon Capital and Orchard Capital is missing. Please provide the necessary disclosure with respect to the partners/members and natural persons of Canyon Capital and Orchard Capital.

2. We note your response to our prior comment no. 4 that the investor
group`s other purchases during the past year were undertaken to cure
a debt default and to improve your working capital position in exchange for the investor group obtaining voting control of the company. Further, you responded that these transactions did not have a purpose or reasonable likelihood of achieving the objectives under
Rule 13e-3(a)(3)(ii). However, the fact that the first step in a series of transactions did not in and of itself have a reasonable likelihood of causing one of the effects listed in Rule 13e-3(a)(3)(ii) is not dispositive of whether the series of transactions, taken as a whole, had such effect.  We note, however, that on page
28
of your definitive proxy statement filed August 25, 2004 you disclosed management`s intent to investigate the costs and benefits of a going-private transaction. The disclosure also indicates that preliminary findings were in hand at the time. In light of your intent to consider a going-private transaction and the fact that these transactions would facilitate going private, and that HIS Holding includes members of your board and management, please explain to us why the purchase/conversion of shares by the investor group was not the first of a series of transactions that had the purpose of producing any of the effects under Rule 13e-3(a)(3)(ii).

Schedule 13E-3

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

3. We note your addition of Canyon Capital Advisors, LLC as a filing person pursuant to your response to our prior comment no. 2. We also note that you have disclosed elsewhere that Canyon Capital serves as your principal senior lender. As a result, your lending transactions with Canyon Capital should be disclosed pursuant to Item 5 of
Schedule 13E-3. We further note that your disclosure on page C-38 indicates a consulting agreement with Orchard Capital Corporation. Please confirm that no other transactions exist that should be disclosed under Item 5 of Schedule 13E-3 or revise your disclosure as appropriate or otherwise advise us why such disclosure is not necessary.

4. Please advise us why disclosure regarding the operating agreement governing HIS Holding is not necessary pursuant to Item 1005(e) of Regulation M-A. It would appear that the agreement provides the mechanism for the voting and transfer of your shares, among other things, held by HIS Holding on behalf of its members, your affiliates.

Item 6. Purpose of the Transaction and Plans or Proposals.

5. Please correct your references to Item 1006 of Regulation M-A.

Schedule 14C

Financial Analysis Performed by Management, pp. 11-14

6. Please provide the going concern value that was determined by management in their analysis.

Prior Transactions Between the Investor Group and Our Company, p.
27

7. We note your response to our prior comment no. 15. In light of the fact that your proxy statement requested stockholder approval for the conversion of $3,194,156 of your indebtedness, please inform us of the basis upon which you were able to convert the additional accrued interest of $123,055, as disclosed on page 27 of your information statement.

8. Please disclose the details of the distribution of the
2,433,333
shares acquired by HIS Holding to the individual members of the company. When was the distribution made and what was the reason for the distribution? How many shares did each member receive?

Interests of Certain Persons in or Opposition to the Reverse Stock Split - Security Ownership of Certain Beneficial Owners and
Management, pp. 27-29

9. With respect to your revised disclosure under footnote (7) to the
beneficial ownership table, please elaborate on what circumstances would lead to Messrs. Kretzmer and Dolan`s interest in HIS Holding increasing to 20% each. As such an increase effectively results in
Messrs. Kretzmer and Dolan`s increased ownership of your shares held
by HIS Holding, please advise us why the agreement governing the
20%
increase should not be filed as an exhibit pursuant to Item
1005(e)
of Regulation M-A.

Financial Statements, Supplementary Financial Information,
Management`s Discussion and Analysis of Financial Condition and
Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, p. 30

10. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.  See Rule 3-01(c) of Regulation S-X.

11. Please consolidate your management`s discussion and analysis in
Appendixes C and D into one discussion.

Pro Forma Financial Information, Page B-1

12. On page B-1 you disclose that the unaudited pro forma consolidated statements of operations for the three and nine months ended September 30, 2004 give effect to transactions as if each had occurred on January 1, 2004. Revise your disclosures to address the pro forma presentation of your consolidated statement of operations for the year ended December 31, 2003.

13. We note your response to our prior comment no. 50 and Appendix
A
to your response.  It is not clear from your response why EITF 98-
5
applies to debt that was issued without any conversion rights. As previously requested, tell us why the conversion of debt to equity is recorded as a "beneficial conversion right" and not an extinguishment or modification of debt. We refer you to SFAS 140 and EITF 96-19.

14. We note from Appendix A to your response and disclosures that you
believe the commitment date for granting the "contingent
conversion
feature" is April 9, 2004.  We also note from your response that,
"No
written agreement between MAI and the Investor Group exists yet with
respect to this conversion right...."  Considering there is no written agreement, what documentation supports the Investor Group`s commitment to conversion terms on April 9, 2004. We refer you to footnote 1 and paragraph 5 of EITF 98-5.

15. You disclose on page B-2 that the value assigned to the beneficial conversion feature will be recorded as a charge to interest expense when the debt is converted and the shares are issued on November 1, 2004. Tell us whether the debt was convertible by the
Investor Group at a date earlier than November 1, 2004 and, if so, why the charge to interest expense is not recorded on that earlier date. We refer you to paragraph 9 of EITF 98-5.

16. We note your response to our comment no. 54 and Appendix A to your response regarding your calculation of the "new basis" used in applying push-down accounting. Help us understand why the full amount of the debt (approximately $3.3 million) converted into equity
(equity has a value of $5,970,000 at $0.18/share) is not included in the determination of the Investor Group`s new basis. In addition, tell us why $250,000 of compensation expense recorded in connection with the issuance of 10 million shares of common stock to the Investor Group, is included in determining the new basis. In your response address the authoritative literature you relied on in determining the Investor Group`s consideration to be included in the new basis. Revise your presentation/disclosures as necessary.

17. We note your response to comment no. 54 and revised note (d) in which you disclose, "When the minority interest is calculated to be a debit balance, we record as zero and do not reflect the debit balance on the balance sheet." Considering the minority interest is a debit of approximately $2.2 million (per the schedule on page B-3) your disclosure does not appear to be consistent with your accounting. Revise your disclosures as necessary.

18. In your pro forma financial information you disclose on page
B-3
the members of the Investor Group previously held 17.85% ownership interest (prior to acquiring 78.84%). You also disclose within the same paragraph that the Investor Group`s remaining outside holdings is 4.53% which should also be treated as held by the control group.
Revise your discussion to disclose, if true, that 17.85% of your common stock was owned by individuals and entities personally, not the Investor Group, and that the 17.85% ownership of these individuals and entities was reduced to 4.53% after the Investor Group`s acquisition of 78.84% of your common stock and your basis for considering these individuals and the Investor Group as part of a control group.

19. We note your calculation of post push-down stockholders` deficiency on page B-3. Your presentation is difficult to follow and does not appear to provide investors a clear understanding of the cost of the acquired interest to the Investor Group, the fair value of assets acquired and liabilities assumed by the Investor Group and the excess of the cost over the fair value of assets acquired or liabilities assumed, if any. Revise your presentation to clearly disclose this information. For an example (and only an example), please refer to page 15 (pages not numbered) of Appendix A to your response.

20. We note your calculation of "Step-up in value of net assets" on page B-3 and that stockholders` deficiency is increased by $3.3 million of debt converted after applying push-down accounting. In this regard, tell us why the Investor Group would receive a 100% interest in equity related to the debt conversion, considering other stockholders of your common stock have an approximately 22% interest in stockholders` equity after the conversion. Advise or revise.

21. We note your response to our prior comments nos. 57 and 58 and revised notes to your pro forma financial statements. It is unclear from your notes how you allocated the Investor Group`s purchase price, how certain of your adjustments were calculated and why certain adjustments are referenced in different notes (note (d) references note (c) and (e)). Revise your notes and pro forma financial statements to clearly disclose the purchase price allocation, the transactions to which the adjustments relate and the supporting calculations for the adjustments. For example, consider revising note (b) to disclose the total fair value of depreciable/amortizable assets as opposed to the step up in basis in those assets, the total depreciation/amortization of those assets, less the amount previously recorded in your historical financial statements to arrive at your adjustment for depreciation/amortization. In addition, certain of your adjustments apply to the same transaction and result in the note only explaining one side of your entries, such as note (c), which does not reflect an adjustment that includes both a debt and a credit.

22. In note (d) to your pro forma financial statements you disclose that "Common stock and additional paid-in-capital adjustment equals the balance necessary to force stockholders` deficiency to equal $588,000 resulting in a $9,531,000 step up in book value." Tell us what you mean by "force" stockholders` deficiency to equal $588,000.
Confirm that the step up in basis is the difference between the book value of assets acquired and liabilities assumed by the Investor Group and the consideration paid by the Investor Group.

Form 10-Q for the Quarter Ended September 30, 2004

Item 4(a). Evaluation of Disclosure Controls and Procedures

23. We note your response to our comment no. 64 and your suggested disclosure for your backlog (page 21 of Appendix B to your response).
Revise Schedule 14C to include this disclosure.

24. We note your response to our comment no. 67 and your suggested disclosure pursuant to Item 4 of Form 10-Q (page 24 of Appendix B of your response). We note in the first paragraph of your disclosure that based on their review, the principal executive and principal financial officer believe that disclosure controls and procedures are effective. In the last paragraph you disclose that management has concluded that disclosure controls and procedures are sufficient, which is not consistent with disclosures in the first paragraph.
Item 307 of Regulation S-K requires that the registrant`s principal executive and financial officers disclose their conclusions regarding the effectiveness of disclosure controls and procedures and not whether disclosure controls and procedures are "sufficient." Revise your last paragraph as necessary to disclose that the principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective, if true.
We
refer you to SEC Release No. 33-8238.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Ferraro at (202) 824-5367, or Stephen Krikorian at (202) 942-2959, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-2903.

	Sincerely,


	Celeste M. Murphy
Office of Mergers and Acquisitions

cc:	Via Facsimile
	David M. Griffith, Esq.
	General Counsel
	Fax: (949) 598-6324